

November 10, 2011

<u>Via E-mail</u>
Timothy G. Healy
Chief Executive Officer
EnerNOC, Inc.
101 Federal Street
Suite 100
Boston, Massachusetts 02110

  **Re: EnerNOC, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 1, 2011
    File No. 001-33471**

Dear Mr. Healy:

  We have reviewed your letter dated October 7, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 28, 2011.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>Consolidated Financial Statements</u>

<u>Significant Accounting Policies</u>

<u>Revenue Recognition, page F-17</u>

1. We note your response to prior comment 1. Please revise your revenue recognition policy in future filings to clarify how you determined that you should report revenue on a gross basis. In addition, disclose why gross reporting is appropriate for your demand response revenues. In this regard, we note that certain discussions within your response

should be included in your revenue recognition policy as to clarify your relationship with the power grid operators and utilities and your C&I customers.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief